UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1 - EXIT FILING)*


                                 STRATASYS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    862685104
--------------------------------------------------------------------------------
                                 (CUSIP number)
--------------------------------------------------------------------------------

                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
--------------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] RULE 13D-1(D)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE THE NOTES).



                                  1 of 9 pages

                                      13G/A

This is the final amendment to this Schedule 13G and an exit filing with respect to each Reporting Person listed in Item 2(a).

---------------------------                               ----------------------
CUSIP NO.  862685104                                           PAGE 2 OF 9 PAGES
----------------------------                              ----------------------


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Sage Capital Growth, Inc.

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  |X|
                                                           (b)  |_|

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
NUMBER OF
SHARES               0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          6  SHARED VOTING POWER
EACH
REPORTING            400,599 (see item 4)
PERSON            --------------------------------------------------------------
WITH              7  SOLE DISPOSITIVE POWER

                     0
                  --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     400,559 (see item 4)
--------------------------------------------------------------------------------

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           400,559 (see item 4)

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[_]

--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.85% (see item 4)

--------------------------------------------------------------------------------

 12  TYPE OF REPORTING PERSON*

           CO

--------------------------------------------------------------------------------




                                  2 of 9 pages

---------------------------                               ----------------------
CUSIP NO.  862685104                 13G/A                     PAGE 3 OF 9 PAGES
----------------------------                              ----------------------

 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Mainfield Enterprises, Inc.

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)  |X|
                                                           (b)  |_|

--------------------------------------------------------------------------------

 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands

--------------------------------------------------------------------------------
                  5  SOLE VOTING POWER
NUMBER OF
SHARES               0
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          6  SHARED VOTING POWER
EACH
REPORTING            400,599 (see item 4)
PERSON            --------------------------------------------------------------
WITH              7  SOLE DISPOSITIVE POWER

                     0
                  --------------------------------------------------------------
                  8  SHARED DISPOSITIVE POWER

                     400,559 (see item 4)
--------------------------------------------------------------------------------

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           400,559 (see item 4)

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[_]

--------------------------------------------------------------------------------
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           3.85% (see item 4)

--------------------------------------------------------------------------------

 12  TYPE OF REPORTING PERSON*

           CO

--------------------------------------------------------------------------------


                                  3 of 9 pages

This is the final amendment to this Schedule 13G and an exit filing with respect to each Reporting Person listed in Item 2(a).

ITEM 1.

      (a)   Name of Issuer

            Stratasys, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            14950 Martin Drive
            Eden Prairie, Minnesota  55344

ITEM 2.

      (a)   Name of Persons Filing:

            Sage Capital Growth, Inc. ("Sage")
            Mainfield Enterprises, Inc. ("Mainfield")


      (b)   Address of Principal Business Office:

            Sage:

            660 Madison Avenue, 18th floor
            New York, New York 10021

            Mainfield:

            Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
            P.O. Box 873, Road Town
            Tortolla, British Virgin Islands

      (c)   Citizenship:

            Sage:
            New York

            Mainfield:
            British Virgin Islands

      (d)   Title of Class of Securities:

            Common Stock, par value $0.01 per share


      (e)   CUSIP Number: 862685104



                                  4 of 9 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSONS FILING ARE A:

(a)  |_|   Broker or dealer registered under Section 15 of the Exchange Act;

(b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)  |_|   Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)  |_|   Investment company registered under Section 8 of the Investment
           Company Act;

(e)  |_|   An Investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  |_|   An employee benefit plan of an endowment fund in accordance with Rule
           13d-1(b)(1)(ii)(F);

(g)  |_|   A parent holding company or control person in accordance with Rule
           13d-1(b)(1)(ii)(G);

(h)  |_|   A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act;

(i)  |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)  |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      Sage:

      (a) Amount Beneficially Owned:

          400,559 shares of Common Stock1

      (b) Percent of Class:

          3.85%

      (c) Number of shares as to which Sage has:


----------
1 Includes 265,559 shares of Common Stock owned by Mainfield and 135,000 shares of Common Stock issuable upon the exercise of the warrant issued to Mainfield on August 17, 2003. The terms of the warrant referred to above preclude the holder from exercising such securities to acquire any share of Common Stock to the extent that the acquisition would result in the holder and its affiliates (or any other person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.999% of the outstanding shares of common stock following such exercise.


                                  5 of 9 pages

                  (i) Sole power to vote or to direct the vote:

                      0

                 (ii) Shared power to vote or to direct the vote:

                      400,559 shares of Common Stock (see Footnote 1)

                (iii) Sole power to dispose or to direct the disposition of:

                      0

                 (iv) Shared power to dispose or to direct the disposition of:

                      400,559 shares of Common Stock (see Footnote 1)

            Mainfield:

            (a) Amount Beneficially Owned:

                400,559 shares of Common Stock (see Footnote 1)

            (b) Percent of Class:

                3.85%

            (c) Number of Shares as to which Mainfield has:

                (i) Sole power to vote or to direct the vote:

                    0

               (ii) Shared power to vote or to direct the vote:

                    400,559 shares of Common Stock (see Footnote 1)

              (iii) Sole power to dispose or to direct the disposition of:

                    0

               (iv) Shared power to dispose or to direct the disposition of:

                    400,559 shares of Common Stock (see Footnote 1)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

                                  6 of 9 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Inapplicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         See the Joint Filing Agreement Attached hereto as an Exhibit.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP.

         Inapplicable

ITEM 10. CERTIFICATION.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                  7 of 9 pages

                                       SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2005

                                         Sage Capital Growth, Inc.


                                           /s/ Avi Vigder
                                         --------------------------------------
                                         Name:   Avi Vigder
                                         Title:  Authorized Signatory


                                         Mainfield Enterprises, Inc.


                                           /s/ Avi Vigder
                                         --------------------------------------
                                         Name:   Avi Vigder
                                         Title:  Authorized Signatory



                                  8 of 9 pages

                                JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.


     IN WITNESS WHEREOF, the undersigned hereby executed this agreement on February 14, 2005.

                                         Sage Capital Growth, Inc.


                                           /s/ Avi Vigder
                                         ---------------------------------------
                                         Name:   Avi Vigder
                                         Title:  Authorized Signatory


                                         Mainfield Enterprises, Inc.


                                           /s/ Avi Vigder
                                         ---------------------------------------
                                         Name:   Avi Vigder
                                         Title:  Authorized Signatory


                                  9 of 9 pages